

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 26, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

      RE: **China BCT Pharmacy Group, Inc.**
                Amendment to Registration Statement on
                Form S-1
                Filed October 20, 2010
                File No. 333-165161
                Form 10-K for Fiscal Year Ended
                December 31, 2009
                Filed March 31, 2010
                File No. 333-145620

Dear Mr. Tang:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the reference on page 4 to two entrust shareholder agreements. Please clarify whether the first entrust shareholder agreement was cancelled when the second was entered into. If not, please provide clear disclosure as to how the two agreements operate together and file the first entrust shareholder agreement as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 92

2.   Please revise footnote three to the beneficial ownership table to clarify, if true, that the shares included in the beneficial ownership table for Mr. Tang are held through Ms. Zhang. Also, please confirm that none of the other Liuzhou BCT shareholders beneficially own more than five percent of the common stock outstanding.

Exhibits

Exhibit 5.1

3.   Please remove the statement in the legality opinion that "Our opinion is furnished for the benefit of the Company solely with regard to the Registration Statement," as it may be read to imply that investors may not rely upon the opinion.

Exhibit 10.64

4.   Please file exhibit 10.64 in its entirety. We note the reference to the attached shareholder list.

5.   We note your response to comment one from our letter dated October 14, 2010 and the newly filed exhibit 10.64. Please clarify the meaning of Article 3.2 to the Entrust Shareholding Agreement to us and reconcile to your existing disclosure which suggests that the shares are subject to an earn-in provision and call right. In this respect the meaning of Article 3.2 was unclear as it relates to Article 6.1. Also, please clarify your presentation of beneficial ownership on page 92 of your Form S-1 in light of Article 4.1.1 and explain how you concluded that Ms. Zhang was the beneficial owner.

Form 10-Q for the Quarter Ended June 30, 2010

Item 4T – Controls and Procedures, page 46

6.   We note that you concluded that your disclosure controls and procedures were effective at June 30, 2010. We also note your disclosure that there were no changes to your internal control over financial reporting during the quarter. Based on the foregoing disclosure and considering you concluded your disclosure controls and procedures were not effective as of March 31, 2010, please revise to disclose the changes in your control

environment that occurred during the current quarter that would support your effective conclusion on your disclosure controls and procedures at June 30, 2010.

Other

7. We note there are differences in the disclosure provided in the proposed revisions to the Form 10-K and the disclosure in the Form S-1. Some of the disclosure that remains in the Form 10-K was removed from the Form S-1 in response to comments issued in our review. We note, for instance and without limitation, the disclosure that you believe you operate one of the largest regional wholesale networks in Guangxi province and the statement that there is an annual market demand for pharmaceutical distributors in Guangxi province of approximately $4 billion per year. Please revise the periodic reports to comply with the comments previously issued on the Form S-1. We may have further comment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director